UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on March 18, 2025: Euroseas Ltd. Announces a 3-year Charter Contract Extension for its Intermediate Containership, M/V Rena P and the Successful Completion of its Spin-off EuroHoldings Ltd.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: March 19, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces a 3-year Charter Contract Extension for its Intermediate Containership, M/V Rena P and the Successful Completion of its Spin-off EuroHoldings Ltd.

Maroussi, Athens, Greece – March 18, 2025 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today new time charter contract for its 4,250 teu intermediate containership, M/V Rena P for a minimum period of 35 to a maximum period of 37 months, at the option of the charterer, at a gross daily rate of $35,500, in direct continuation of its present charter. The new charter period is expected to commence on August 21, 2025.

The Company also announced that it has completed the spin-off of three of its subsidiaries containing its two older vessels, M/V Aegean Express and M/V Joanna, along with the proceeds from the earlier sale of the vessel M/V Diamantis P, into EuroHoldings Ltd. (NASDAQ: EHLD). Starting today, March 18, 2025, EuroHoldings Ltd. operates as an independent company.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are very pleased to announce that we have extended the time charter contract for our intermediate containership, M/V Rena P, with a top-tier charterer, in direct continuation of its present charter, for 35-37 months at a profitable rate of $35,500. This fixture, which is similar in terms of length and rate to charters of other 4250 teu vessels in our fleet executed last year, demonstrates the resilience of the charter market. Geopolitical uncertainty around the Red Sea reopening and fluctuating tariffs, the limited availability of vessels, and the sustained demand for such tonnage by main liner operators are all contributing to keeping the charter market balanced, with owners continuing to secure very lucrative charters. This charter is expected to generate approximately $29.0 million in EBITDA over the minimum contracted period and increase our charter coverage for 2025 to about 88%, and for 2026 to about 54%, respectively.

“In parallel, we are also pleased to announce the successful completion of our spin-off of EuroHoldings, which will continue as a separate company. EuroHoldings, initially owning two older vessels with profitable charters, will look to grow by investing in older vessels in the containership and other sectors, while also evaluating additional maritime opportunities.”

Fleet Profile:

After the charter of M/V Rena P, and after the previously announced spin-off of three of the Company’s subsidiaries into a separate company, Euroholdings Ltd., which received approval for its listing on the NASDAQ exchange, the Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
MARCOS V(+)	Intermediate	72,968	6,350	2005	TC until Oct-25	$15,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Dec-27	$35,500
SYNERGY ANTWERP(+)(*)	Intermediate	50,726	4,253	2008	TC until May-25 then until May-28	$26,500 $35,500
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(+)(*)	Intermediate	50,969	4,253	2009	TC until Jun-25 then until Jun-28	$23,000 $35,500
EMMANUEL P(+)	Intermediate	50,796	4,250	2005	TC until Jul-25	$21,000
RENA P(+)	Intermediate	50,796	4,250	2007	TC until Aug-25 then until Aug-28	$21,000 $35,500
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS(*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
TENDER SOUL(*)	Feeder	37,237	2,800	2024	TC until Oct-27	$32,000
LEONIDAS Z(*)	Feeder	37,237	2,800	2024	TC until Mar-26	$20,000
DEAR PANEL	Feeder	37,237	2,800	2025	TC until Nov-27	$32,000
SYMEON P	Feeder	37,237	2,800	2025	TC until Nov-27	$32,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Apr-26	$29,500
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Aug-26	$28,000
STEPHANIA K(*)	Feeder	22,262	1,800	2024	TC until May-26	$22,000
MONICA(+)	Feeder	22,262	1,800	2024	TC-until May-25	$16,000
PEPI STAR(*)	Feeder	22,262	1,800	2024	TC until Jun-26	$24,250
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Feb-26	$18,100
JONATHAN P(*)	Feeder	23,357	1,740	2006	TC until Sep-25	$20,000
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until May-25 then until May-27	$13,000 $19,000
Total Container Carriers on the Water	22	849,404	67,494

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
ELENA (H1711)	Intermediate	55,200	4,300	Q4 2027
NIKITAS G (H1712)	Intermediate	55,200	4,300	Q4 2027
Total under construction	2	110,400	8,600

Notes:

(*)TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**) Rate is net of commissions (which are typically 5-6.25%)

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

Following the completion of the spin-off of three of the Company’s subsidiaries into Euroholdings Ltd., Euroseas will have a fleet of 22 vessels, including 15 Feeder containerships and 7 Intermediate containerships. Euroseas 22 containerships will have a cargo capacity of 67,494 teu. After the delivery of the two intermediate containership newbuildings in 2027, Euroseas’ fleet will consist of 24 vessels with a total carrying capacity of 76,094 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com